Exhibit 107

The prospectus to which this Exhibit is attached is a final prospectus for the related offerings.  The maximum aggregate offering price for each offering is as follows:

•	with respect to notes linked to the S&P 500® Index, $3,342,000;
•	with respect to notes linked to the S&P 500® Value Index, $324,000, and
•	with respect to notes linked to the Russell 2000® Index, $610,000.